UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 2

INTERGRAPH CORPORATION
 (Name of Issuer)


COMMON STOCK
(Title of Class of Securities)


458683109
(CUSIP Number)


     Check the following box if a fee is being paid with this
statement (   ).

SCHEDULE 13G
Amendment No. 2

INTERGRAPH CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

458683109
(CUSIP Number)


(1)  Names of Reporting Persons S.S. or I.R.S. Identification
Nos. of Above Persons

     Trimark Financial Corporation

(2)  Check the Appropriate Box if a Member of a Group

     (a)
     (b)  (x)

(3)  SEC Use Only


(4)  Citizenship or Place of Organization

     Trimark Financial Corporation is a corporation incorporated under the laws of Ontario, Canada


Number of      (5)  Sole Voting Power             4,479,800
shares
Shares
Benefici-      (6)  Shared Voting Power      NIL
ally Owned
by Each        (7)  Sole Dispositive Power        4,479,800
shares
Reporting
Person With    (8)  Shared Dispositive Power      NIL


(9)            Aggregate Amount Beneficially Owned by Each
Reporting Person

                                  4,479,800 shares


(10)           Check if the Aggregate Amount in Row (9) Excludes
Certain Shares

                    Not applicable

(11)           Percent of Class Represented by Amount in Row 9

                              9.3 % of outstanding common shares

(12)           Type of Reporting Person           HC  (see item
2A)

Item 1(a)

Name of Issuer:     Intergraph Corporation




Item 1(b)

Address of Issuer's Principal Executive Offices:

   Huntsville, Alabama 35894-0001

Item 2(a)

Name of Person Filing:

Certain Trimark mutual funds (the Funds), which are trusts organized under the laws of Ontario, Canada, are owners of record of the securities covered by this report. Trimark Investment Management Inc. (TIMI), a corporation incorporated under the laws of Canada, is a manager and trustee of the Funds. TIMI is qualified to act as an investment adviser and manager of the Funds in the province of Ontario pursuant to a registration under the Securities Act (Ontario). Trimark Financial Corporation
(TFC) is a corporation incorporated under the laws of Ontario, Canada. It owns 100% of the voting equity securities of TIMI. Consequently, TFC may be deemed to be the beneficial owner of such securities.

Item 2(b)

Address of Principal Business Office:

One First Canadian Place
Suite 5600, P.O. Box 487
Toronto, Ontario
M5X 1E5

(416) 362-7181



Item 2(c)

Citizenship:

   Trimark Financial Corporation - Incorporated under the laws of Ontario, Canada
   Trimark Investment Management Inc. - Incorporated under the laws of Canada
   Trimark mutual funds - mutual fund trusts organized under the laws of Ontario, Canada

Item 2(d)

Title of Class of Securities: common stock



Item 2(e)

CUSIP Number:       458683109



Item 3

If this statement is filed pursuant to Rules 13d-1(b), or 13d-
2(b), check whether the
person filing is a:

    (a)   (   )     Broker or Dealer registered under Section 15
of the Act

    (b)   (   )     Bank as defined in section 3(a) (6) of the
Act

    (c)   (   )     Insurance Company as defined in section
3(a)(19) of the Act

    (d)   (   )     Investment Company registered under section 8
of the Investment
               Company Act

    (e)   (   )     Investment Adviser registered under section
203 of the Investment
               Advisers Act of 1940

    (f)   (   )     Employee Benefit Plan, Pension Fund which is
subject to the
               provisions of the Employee Retirement Income
Security Act of
               1974 or Endowment Fund; see 240.13d-1(b) (1)
(ii)(F)

    (g)   (x ) Parent Holding Company, in accordance with
240.13d-1(b) (ii)(G)
               (Note:  See Item 7)

    (h)   (   )     Group, in accordance with 240.13d-1(b)
(ii)(H)

               (see item 2A)


Item 4

Ownership.
    (a)   Amount Beneficially Owned*:

               4,479,800 shares

    (b)   Percent of Class:

               9.3  %

    (c)   Number of shares as to which such person has*:

          (i)  sole power to vote or to direct the vote:  (TFC)
4,479,800
          (ii) shared power to vote or to direct the vote:  NIL
          (iii)     sole power to dispose or to direct the
disposition
               of: (TFC)                          4,479,800
          (iv) shared power to dispose or to direct the
disposition
               of:                                NIL

          *    (see item 2(a))





Item 5

Ownership of Five Percent or Less of a Class

    Inapplicable



Item 6

Ownership of More than Five Percent on Behalf of Another Person

    Inapplicable



Item 7

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding
Company.

    See item 2(a)



Item 8

Identification and Classification of Members of the Group.

    Inapplicable



Item 9

Notice of Dissolution of Group.

    Inapplicable

Item 10

Certification.


    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

    After reasonable inquiry and to the best of my knowledge and belief,
I certify that the information set forth in this statement is true, complete and correct.

Date:     February 11, 1998


Signature:

Name/Title:         Michael Kevin Feeney, Chief Financial
Officer, on behalf of
               Trimark Financial Corporation in its capacity as a "Reporting
               Person" herein.


               Attention: Intentional misstatements or omissions of fact
               constitute Federal criminal violations (See 18
U.S.C. 1001).